Exhibit 99(b)
                          PRESS RELEASE



FOR IMMEDIATE RELEASE
THURSDAY
JANUARY 14, 1999


CONTACT PERSON:     STACY DUCKETT, VICE PRESIDENT
                         INVESTOR RELATIONS
                         TCBY ENTERPRISES, INC.
                         (501) 688-8229


               TCBY ANNOUNCES IMPROVED RESULTS FOR 1998


LITTLE ROCK, AR - (Thursday, January 14, 1999) - TCBY
ENTERPRISES, INC. (NYSE:TBY) today announced net income for 1998 increased to $10,195,612, or $.44 per basic share and $.43 per diluted share, from $8,879,215, or $.37 per basic share and $.36 per diluted share, for 1997. Net income for the fourth quarter of 1998 was $250,989, or $.01 per share
(basic and diluted), compared to $1,177,428, or $.05 per share (basic and diluted), for the same period of 1997.
These results include a pretax charge of approximately $1 million during the fourth quarter.

Sales and franchising revenues for 1998 increased to $106,979,276 from $104,331,460 for 1997. Sales and franchising revenues for the fourth quarter of 1998 increased to $24,004,733 from $20,537,829 for the same period of 1997. The Company continues to realize sales and franchising revenue growth from its development of co-branded locations with other food or petroleum operations. Almost 400 co-branded and traditional locations were opened during 1998. The 1997 revenues include several items that impact the comparison of current revenues including: sales of approximately $2.5 million to a private label customer on a one time basis; sales of $1.2 million from Carlin Manufacturing, Inc., a TCBY subsidiary which was sold in July, 1997; and a difference in initial international development fees of approximately $1 million.

The Company's earnings were unfavorably impacted by approximately $750,000 (pretax) in 1998 as a result of record high milk prices as the Company absorbed incremental milk costs related to TCBY(registered) products. Because milk prices continue to increase, the Company is evaluating its options for 1999 to reduce the financial impact of the increases. In addition, the Company reached an agreement regarding claims by a private label customer alleging damages due to production defects, although it had meritorious defenses to and disagreed with the customer's claims. A portion of the claim will be paid by insurance; however, the Company recorded a pretax charge of approximately $1 million during the fourth quarter in addition to previously recorded accruals to resolve this issue. Settlement was agreed to by the Company to avoid the uncertainty of the outcome, the cost of litigation, and the disruption to the Company.

There were 2,960 TCBY(registered) and Juice
Works(registered) locations at the conclusion of 1998. In addition, there are several thousand retail points of sale for TCBY(registered) products both domestically and abroad.

As of November 29, 1998, there were over 300 locations under agreement for development, many of which are expected to open in 1999.

Frank D. Hickingbotham, Chairman and Chief Executive Officer, said, "Our 1998 results showed continued increases in revenues and net income, even though we encountered record high milk prices, continued economic challenges in international markets, and a decline in the number of traditional franchised stores, thus impacting other progress that has been made. During 1999, the Company plans to continue the development of locations in conjunction with national and regional petroleum companies and to expand co-branded locations with other national food companies. Private label manufacturing sales are expected to continue to grow both through existing and new customers. The Company will focus on the performance of the traditional franchised locations and pursue steps to improve the financial results of these stores. While the Company expects its results from operations to improve in 1999, such results will depend upon the Company's ability to minimize the impact of increases in milk costs and to improve the performance of traditional TCBY(registered) stores."

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to 3 million shares of its outstanding common stock. The Company completed this in May, 1998. In addition, in December, 1997, the Board authorized the purchase of an additional 2 million shares. To date, the Company has purchased over 450,000 shares under this authorization. All purchases have been made utilizing the Company's cash from operations.

The forward-looking statements contained in this release are based on certain assumptions regarding U. S. and foreign economic conditions, no significant disruptions of business due to the Year 2000 issue, competition, cost of raw materials (as previously announced, dairy prices during 1998 have exceeded historical levels), unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the Company's ability to utilize that facility. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the TCBY(registered) and Juice Works(registered) brands.



                           TCBY Enterprises, Inc.
                       Selected Financial Highlights
                     ($000, Except Per Share Amounts)
                                (Unaudited)


                                 Quarter Ended          YearEnded
                              Nov. 29    Nov. 30   Nov. 29    Nov. 30
                               1998       1997      1998       1997
Operating Results
Sales & Franchising Revenue   $ 24,005  $ 20,538  $106,979   $104,331
Net Income                    $    251  $  1,177  $ 10,196   $  8,879
Basic Earnings Per Share      $    .01  $    .05  $    .44   $    .37
Average Shares Outstanding      23,055    23,743    23,231     24,062
Diluted Earnings Per Share    $    .01  $    .05  $    .43   $    .36
Diluted Shares                  23,477    24,195    23,918     24,340
Dividends Paid Per Share      $    .05  $    .05  $    .20   $    .20

                                        November 29      November 30
                                           1998            1997
Financial Position
Current Assets                          $ 46,833        $ 46,226
Current Liabilities                     $ 11,984        $ 11,694
Property, Plant & Equipment, net        $ 35,992        $ 40,341
Total Assets                            $ 94,453        $ 99,264
Long-term Debt, less current portion    $  2,953        $  6,298

Stockholders' Equity                    $107,626        $ 97,687
  Less Treasury Stock                   $(31,430)       $(20,262)
Total Stockholders' Equity              $ 76,196        $ 77,426